

March 8, 2013

Via E-mail
Michael Kalb
Interim Chief Financial Officer
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

    Re: Taro Pharmaceutical Industries Ltd.
           Form 20-F for the Transition Period Beginning January 1, 2012 and Ending March 31, 2012
           Filed June 28, 2012
           File No. 001-35463

Dear Mr. Kalb:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 8

1. Regarding the $35.4 million increase in U.S. sales, please provide us proposed disclosure to be included in future filings that indicates separately by product (i.e. imiquimod cream, Calcitrene®/calcipotriene ointment, mupirocin ointment, adapalene gel, and ketoconazole cream) the amount due to and cause of the increase in prices and increase in volume, and the expected effect of each cause, if any, on future results of operations.

2. Regarding research and development expense for each period presented, please provide us proposed disclosure to be included in future filings that quantifies the costs in each of the three principal areas of R&D disclosed on page 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant